Filed by MFS Multimarket Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

MFS Charter Income Trust
File No.: 811-05822

MFS Government Markets Income Trust
File No.: 811-05078
MFS Intermediate High Income Fund
File No.: 811-05567
MFS Intermediate Income Trust
File No.: 811-05440
Date: December 11, 2025

For Immediate Release	For Shareholders/Advisors: Brian Mastrullo, +1 800.343.2829
Media Contacts: Dan Flaherty, +1 617.954.4256

MFS CLOSED-END FUNDS ANNOUNCE SPECIAL SHAREHOLDER MEETINGS RELATING TO PROPOSED
REORGANIZATIONS AND PROPOSED APPOINTMENT OF ABERDEEN

INVESTMENTS AS INVESTMENT ADVISER

BOSTON (December 11, 2025) – MFS Investment Management (“MFS”) announced today that the Board of Trustees (the “Board”) of MFS Charter Income Trust (NYSE: MCR), MFS Government Markets Income Trust (NYSE: MGF), MFS Intermediate High Income Fund (NYSE: CIF), and MFS Intermediate Income Trust (NYSE: MIN) (each a “Target Fund” and collectively, the “Target Funds”) approved the proposed reorganization of each Target Fund into the MFS Multimarket Income Trust (NYSE: MMT) (the “Surviving Fund”) (each a “Reorganization” and collectively, the “Reorganizations”). The Board has also approved three related proposals for the Surviving Fund: i) the appointment of Aberdeen Investments, the global specialist asset manager, as the new investment adviser, ii) the appointment of five new trustees, and iii) the issuance of additional common shares in connection with the proposed Reorganizations. Each of the three proposals is subject to approval by the Surviving Fund’s shareholders, the consummation of certain of the proposed Reorganizations and certain other conditions.

Subject to the aforementioned approvals, upon closing it is intended that the Surviving Fund name would be changed from “MFS Multimarket Income Trust” to “Aberdeen Multi-Market Income Fund”.

The Reorganizations

Each Reorganization is subject to the receipt of necessary shareholder approval by the respective Target Fund, as discussed further below.

Target Fund	Surviving Fund
MFS Charter Income Trust	MFS Multimarket Income Trust
MFS Government Markets Income Trust
MFS Intermediate High Income Fund
MFS Intermediate Income Trust

The Reorganizations are intended to increase the scale, liquidity and marketability of the Target Funds and the Surviving Fund, which may help reduce the discount to net asset value per share over time. The Reorganizations will allow shareholders of each Target Fund and the Surviving Fund to continue their investment in a significantly larger fund with the potential for a higher annual distribution rate. Each Target Fund and the Surviving Fund have similar investment objectives and investment policies. Each Target Fund’s Board believes that the Reorganization is in the best interest of the applicable Target Fund’s shareholders.

Required Approval of Each Target Fund’s Shareholders

Shareholders of each Target Fund as of December 11, 2025, will be asked to approve their respective Reorganization at a special meeting of shareholders of each Target Fund, tentatively scheduled for March 11, 2026. Shareholders of each Target Fund will receive a prospectus/proxy statement (the “Target Funds Prospectus/Proxy Statement”) providing additional information and soliciting a vote in favor of the respective Target Fund’s Reorganization. Each Target Fund’s Board has determined that the Reorganization of that Target Fund into the Surviving Fund is in the best interests of the Target Fund’s shareholders and recommends shareholders vote in favor of their Target Fund’s Reorganization. If approved, the Reorganizations are expected to consummate in the second quarter of 2026.

Issuance of Shares by the Surviving Fund

Shareholders of the Surviving Fund will be asked to approve the issuance of additional common shares (the “Reorganization Shares”) to accommodate the Reorganizations. With the exception of the Reorganization of MFS Intermediate High Income Fund, each Reorganization is contingent upon shareholder approval of the issuance of the Reorganization Shares.

Appointment of Aberdeen Investments as Investment Adviser and the Election of New Trustees for the Surviving Fund

In addition to and in connection with the Reorganizations, the Board of the Surviving Fund has approved (i) a new investment management agreement with the US Subsidiary of Aberdeen Investments, abrdn Inc., to serve as the investment adviser to the Surviving Fund following the consummation of the Reorganizations and (ii) the nomination of five new trustees to serve as the Surviving Fund’s board of trustees following the consummation of the Reorganizations. The appointment of abrdn Inc. as the Surviving Fund’s investment adviser and the election of the five new trustees as the Surviving Fund’s board of trustees are subject to the approval of the Surviving Fund’s shareholders and certain contingencies, as discussed further below.

About Aberdeen Investments

In the United States, Aberdeen Investments is the marketing name for the following affiliated, registered investment advisers: abrdn Inc., abrdn Investments Limited and abrdn Asia Limited.

Aberdeen Investments constitutes one of the world’s largest asset management firms with extensive experience in managing closed-end funds dating back to the 1980s. As of September 30, 2025, Aberdeen Investments had approximately $515 billion in assets under management. Moreover, closed-end funds are an important element of Aberdeen Investments’ client base in the U.S. and globally, managing 15

U.S. closed-end funds and 13 non-U.S. closed-end funds, totaling $26.1 billion in assets as of September 30, 2025.

Required Vote of the Surviving Fund’s Shareholders

Shareholders of the Surviving Fund as of December 11, 2025, will be asked to approve the new investment management agreement appointing abrdn Inc. as its new investment adviser and to elect the five new trustees for the Surviving Fund at a special meeting of shareholders, tentatively scheduled for March 11, 2026. Shareholders of the Surviving Fund will receive a proxy statement (the “Surviving Fund Proxy Statement”) providing additional information and soliciting a vote in favor of each proposal, both of which are recommended by the Surviving Fund’s Board. If approved, it is expected that the appointment of abrdn Inc. as investment adviser and the election of the five new Trustees will take effect upon the consummation of the Reorganizations, which is expected to occur in the second quarter of 2026.

The Surviving Fund’s Board believes that each proposal described above is in the best interests of the Surviving Fund’s shareholders and recommends that shareholders of the Surviving Fund vote in favor of each proposal.

Further information concerning the above will be provided in the Target Funds Prospectus/Proxy Statement and the Surviving Fund Proxy Statement which will be mailed to shareholders of the Target Funds and Surviving Fund, respectively.

Filing and Mailing of Shareholder Materials

The Target Funds Proxy Statement and the Surviving Fund Proxy Statement have yet to be filed with the U.S. Securities and Exchange Commission (the “SEC”). After filing with the SEC, the Target Funds Prospectus/Proxy Statement and Surviving Fund Proxy Statement may be amended or withdrawn. The Target Funds Prospectus/Proxy Statement and Surviving Fund Proxy Statement are expected to be mailed to shareholders of record on December 11, 2025, of each Target Fund and the Surviving Fund, as applicable, in late January 2026.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within The Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Such forward-looking statements are based on the fund’s current plans and expectations, are not guarantees of future results or performance, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are as of the date of this release only; the funds undertake no obligation to update or review any forward-looking statements. You are urged to carefully consider all such factors.

About the Funds

The funds are closed-end investment company products advised by MFS Investment Management. Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, common shares of the funds are bought and sold in the open market through a stock exchange. Shares may trade at a discount to the net asset value per share. Shares of the funds are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the funds involve investment risk, including possible loss of principal.

About MFS Investment Management

In 1924, MFS launched the first US open-end mutual fund, opening the door to the markets for millions of everyday investors. Today, as a full-service global investment manager serving financial advisors, intermediaries and institutional clients, MFS still serves a single purpose: to create long term value for clients by allocating capital responsibly. That takes our powerful investment approach combining collective expertise, thoughtful risk management and long-term discipline. Supported by our culture of shared values and collaboration, our teams of diverse thinkers actively debate ideas and assess material risks to uncover what we believe are the best investment opportunities in the market. As of November 30, 2025, MFS had approximately US$655.2 billion in assets under management.

MFS Investment Management

111 Huntington Ave., Boston, MA 02199

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